FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 5 – 8 hereof.

 This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 5, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.2480 U.S. dollar (EUR 0.8013 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended September 30, 2014	1.2628	1.3052	1.3681	1.2628

 (1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2014 through October 2014, published on a weekly basis by the Federal Reserve Bank of New York.

2014	High	Low

August	1.3422	1.3177
September	1.3136	1.2628
October	1.2812	1.2517

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2014

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s third quarter ended September 30, 2014. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2014 to be announced at a press conference and published in April 2015.

The first three quarters of 2014 were characterised by a stable demand for the Issuer’s special promotional loans. These loans granted at particularly favourable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,736.6 million (as compared to EUR 5,046.7 million at September 30, 2013).

From the total anticipated medium and long-term issue requirement of prospective EUR 10.0 billion for 2014, the Issuer was able to raise EUR 10.2 billion in the first three quarters (as compared to EUR 7.9 billion in the first three quarters of 2013).

At September 30, 2014, total assets amounted to EUR 79.4 billion (as compared to EUR 75.5 billion at September 30, 2013).

ECB’s Comprehensive Assessment

The results of the comprehensive assessment carried out by the European Central Bank (ECB) show Rentenbank’s equity ratios will be significantly above the required minimum ratios until end of 2016 under both baseline and stress assumptions. This was disclosed by the ECB on October 26, 2014.

In detail, Rentenbank’s Common Equity Tier 1 Ratio (CET1) until end of 2016 reaches at least 16.11% in the baseline scenario, and at least 12.89% in the adverse scenario. This means, that both ratios are comfortably above the required minimum ratios of the two scenarios, which are 8.0% and 5.5%, respectively. At December 31, 2013, Rentenbank’s corresponding Tier 1 capital ratio as defined by the CRR was 16.92%. The leverage ratio came to 3.57%.

In the context of uniform banking supervision, which will in future be carried out by the ECB on the basis of the Single Supervisory Mechanism Regulation, Rentenbank has been classified as a `significant’ institution because its total assets of €81.93 billion at December 31, 2013, are above the €30 billion threshold. As a result, the ECB comprehensive assessment, which consisted of an asset quality review and a stress test, was mandatory for Rentenbank.

A total of 130 European banks were subject to the ECB comprehensive assessment, 24 of which were German institutions.

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RECENT DEVELOPMENTS

The Federal Republic of Germany

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2013	0.8	0.0
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.7	2.3
2nd quarter 2014	-0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product decreased by 0.2% after price, seasonal and calendar adjustments in the second quarter of 2014 compared to the first quarter of 2014. This decline followed a period of extremely mild weather at the beginning of the year, which had contributed to the high growth in the first quarter of 2014. In a quarter-on-quarter comparison, the increase in exports was smaller than the increase in imports, so that the balance of exports and imports had a negative effect on the German economic development. Also, capital formation, especially in construction, fell markedly. However, both households and government consumed slightly more than in the first quarter of 2014.

In a year-on-year comparison, economic growth lost momentum but continued to grow. GDP in the second quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the second quarter of 2013.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The revision was required to implement the European System of Accounts in the version of 2010 (“ESA 2010”). The ESA 2010 defines for the entire European Union what concepts, definitions and accounting rules have to be applied in compiling national accounts to make the data comparable at an international level.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2014, press release of September 1, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/09/PE14_306_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8

In September 2014, consumer prices in Germany rose by 0.8% compared to September 2013. As with the previous two months, this marked the lowest year-on-year rate of price increase since February 2010.

The low inflation rate in September 2014 was due mainly to a 2.2% decrease in energy prices from September 2013 to September 2014. Most notably, prices for mineral oil products were down 5.1% compared to the corresponding period in 2013. Excluding the prices of mineral oil products, the inflation rate in September 2014 compared to September 2013 would have been 1.2%. In addition, prices for solid fuels and charges for central and district heating decreased by 2.0% and 1.4%, respectively, while prices for electricity rose by 1.8%.

Food prices increased by 0.9% in September 2014 compared to September 2013, while total goods prices experienced a below-average increase of 0.3% during the same period. At 1.5% higher year-on-year, service prices saw an above-average rise in September 2014, due mainly to a 1.4% increase in net rents exclusive of heating expenses.

Compared with August 2014, the consumer price index in September 2014 remained unchanged. Due especially to seasonal factors, prices for clothing and footwear increased by 5.3%, while the prices for air tickets and package holidays decreased by 5.1% and 10.5%, respectively. Prices for food increased by 0.3% compared to August 2014. Energy prices increased by 0.1% from August 2014 to September 2014.

Source: Statistisches Bundesamt, Consumer prices in September 2014: +0.8% on September 2013, press release of October 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/10/PE14_361_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages(2)
September 2013	5.1	5.2
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.1
March 2014	5.5	5.1
April 2014	5.2	5.1
May 2014	4.8	5.1
June 2014	4.9	5.1
July 2014	4.7	5.1
August 2014	5.0	5.0
September 2014	4.9	5.0

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 387,000 persons, or 0.9%, from September 2013 to September 2014. Compared to August 2014, the number of employed persons in September 2014 increased by approximately 19,000, after adjustment for seasonal fluctuations.

In September 2014, the number of unemployed persons decreased by approximately 108,000, or 5.0%, compared to September 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2014 decreased by 0.5% to 2.14 million compared to August 2014.

Sources: Statistisches Bundesamt, Employment up again in September 2014, press release of October 30, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/10/PE14_378_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2014	January to August 2013
Trade in goods, including supplementary trade items	146.1	137.8
Services	-29.4	-36.8
Primary income	36.6	41.1
Secondary income	-27.2	-29.4

Current account	126.1	112.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2014: -1.0% on August 2013, press release of October 9, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/10/PE14_352_51.html).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the excessive deficit procedure notification table published by Eurostat in October 2014, the Federal Government forecasts that the German general government surplus for full year 2014 will be 0.2% of GDP. The general government gross debt ratio is forecast to be 73.8% as of December 31, 2014, a decrease from 76.9% as of December 31, 2013.

Source: Eurostat, EDP Notification Tables, October 2014, Germany (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE-2014-10.pdf).

Other Recent Developments

Financial System

On October 26, 2014, the European Central Bank published the results of a comprehensive assessment of the 130 largest banks in the euro area as of December 31, 2013. The comprehensive assessment, which consisted of an asset quality review (“AQR”) and a forward-looking stress test, found an aggregate capital shortfall of EUR 25 billion at 25 banks. Twelve banks have already covered their shortfall by raising an aggregate of EUR 15 billion until October 26, 2014; the remaining thirteen banks will have up to nine months to cover the capital shortfall. The AQR, which examined whether assets were properly valued on banks’ balance sheets as of December 31, 2013, found that the carrying values of banks’ assets needed to be adjusted by an aggregate of EUR 48 billion.

Sources: European Central Bank, ECB’s in-depth review shows banks need to take further action, press release of October 26, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141026.en.html); European Central Bank, Aggregate report on the comprehensive assessment, October 2014 (http://www.ecb.europa.eu/pub/pdf/other/aggregatereportonthecomprehensiveassessment201410.en.pdf).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on November 6, 2014.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director,
Member of the Board of Managing Directors

By:	/s/ Harald Strangmann
	Name:	Harald Strangmann
	Title:	Senior Associate Director

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